UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-09401

Thermwood Corporation
(Exact name of registrant as specified in its charter)

Old Buffaloville Road, P.O. Box 436, Dale, Indiana 47523, (812) 937-4476
(Address, including zip and telephone number, including area code, or registrant's principal executive offices)

12% Convertible Subordinated Debentures due 2003
(Title of each class of securities covered by this Form)

Common Stock, no par value
12% Subordinated Debentures due 2014
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	|X|	Rule 12h-3(b)(l)(i)	|X|
Rule 12g-4(a)(l)(ii)	|_|	Rule 12h-3(b)(l)(ii)	|_|
Rule 12g-4(a)(2)(i)	|_|	Rule 12h-3(b)(2)(i)	|_|
Rule 12g-4(a)(2)(ii)	|_|	Rule 12h-3(b)(l)(ii)	|_|
		Rule 15d-6	|_|

        Appropriate number of holders of record as of the certification or notice date: 98

        Pursuant to the requirements of this Securities Exchange Act of 1934 Thermwood Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 17, 2001	By: /s/ Kenneth J. Susnjara
Kenneth J. Susnjara, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.